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April 7, 2011

Via EDGAR

Mr. Jeffrey Gordon

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Corning Incorporated

SEC Comment Letter dated March 30, 2011

Dear Mr. Gordon:

By this letter, I am confirming on behalf of our client, Corning Incorporated (the “Company”), our conversation earlier today pursuant to which we agreed that the Company will have until April 27, 2011 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission. The Company intends to file its response on or prior to the foregoing date.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove

Stephen T. Giove

Partner

STG/mo

cc: Jeanne Baker, Assistant Chief Accountant

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